EXHIBIT 12(a)

NORTHROP GRUMMAN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
$ in millions	2011	2010	2009	2008	2007
Earnings:
Earnings from continuing operations before income taxes	$3,083	$2,366	$2,070	$1,841	$2,158
Fixed Charges:
Interest expense, including amortization of debt premium	221	269	269	271	312
Portion of rental expenses on operating leases deemed to be representative of the interest factor	140	149	167	177	177
Earnings from continuing operations before income taxes and fixed charges	$3,444	$2,784	$2,506	$2,289	$2,647
Fixed Charges:	$361	$418	$436	$448	$489
Ratio of earnings to fixed charges	9.5	6.7	5.7	5.1	5.4

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation, including the effect of the spin-off of Shipbuilding.